UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14410
AXA
(Exact name of Company as specified in its charter)

25, avenue Matignon - 75008 Paris - France
+33 1 40 75 57 00
(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

Ordinary Shares, nominal value €2.29 per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share
US$1,250,000,000 8.60% Subordinated Notes Due December 15, 2030
€1,100,000,000 6.75% Subordinated Notes Due December 15, 2020
₤325,000,000 7.125% Subordinated Notes Due December 15, 2020
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor companies)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. AXA (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on June 25, 1996 when the registration statement on Form F-1 originally filed with the Securities and Exchange Commission on May 24, 1996 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering (other than in offerings limited to employees of the Company and its subsidiaries and dividend reinvestments) under the Securities Act of 1933 (the “Securities Act”) on:

•	February 20, 2001: US$350,000,000 8.60% Subordinated Notes due December 15, 2030;

•	February 19, 2001: €450,000,000 6.75% Subordinated Notes due December 15, 2020;

•	December 15, 2000:

o	US$900,000,000 8.60% Subordinated Notes due December 15, 2030;
o	€650,000,000 6.75% Subordinated Notes due December 15 2020; and
o	₤325,000,000 7.125% Subordinated Notes due December 15, 2020.

All of the foregoing notes were sold under the Company’s automatic shelf registration statement filed with the Securities and Exchange Commission in November 2000. AXA filed a post-effective amendment to its Form F-3 on March 26, 2010 to terminate such shelf registration statement.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on Euronext, which is located in the jurisdiction of the Republic of France.  Euronext constitutes the primary trading market for the Company’s ordinary shares.

B. The Company’s ordinary shares were initially listed on the Euronext (previously Euronext Paris and the Bourse de Paris) in October/ November 1852 under the name “Compagnie du Midi”.  The Company has maintained a listing of its ordinary shares on Euronext for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning March 1, 2009 and ending February 28, 2010, 56.3% of trading in the Company’s ordinary shares occurred through Euronext.

Item 4.	Comparative Trading Volume Data

During the 12-month period from March 1, 2009 to February 28, 2010, the average daily trading volume of the Company’s ordinary shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis was approximately 714,526 shares and 22,957,851 shares, respectively.

For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represented approximately 3.11% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

AXA’s ADSs were delisted from the New York Stock Exchange following the close of trading on March 25, 2010.

The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

The Company used Bloomberg as the source of trading volume information with respect to trading on Euronext and as the source of the trading volume information with respect to all other trading including on the American Depositary Shares to determine whether it meets the requirements of Rule 12h-6.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

The number of record holders of the Company’s registered debt securities as of January 2010, which is within 120 days before the filing of this Form, was:

•	79 for the US$1,250,000,000 of 8.60% Subordinated Notes due December 15, 2030 on a worldwide basis;

•	111 for the €1,100,000,000 of 6.75% Subordinated Notes due December 15, 2020 on a worldwide basis; and

•	41 for the ₤325,000,000 of 7.125% Subordinated Notes Due December 15, 2020 on a worldwide basis.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on January 25, 2010. The Company published a subsequent notice announcing the filing of its Form 25 requesting the delisting of its ADSs from the NYSE on March 16, 2010.

B. These notices were disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States.  In addition, these notices were posted on the Company’s website and submitted to the Securities and Exchange Commission on Form 6-K on January 25, 2010 and March 16, 2010, respectively.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at www.axa.com.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AXA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, AXA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

AXA

Dated: March 26, 2010	By:	/s/ Denis Duverne
	Name:	Denis Duverne
	Title:	Head of Group Strategy, Finance and Operations and Member of the Management Board